

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 25, 2016

Via Facsimile
David F. Conte
Chief Financial Officer
Splunk Inc.
250 Brannan Street
San Francisco, CA 94107

Re: Splunk, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2016
Filed March 30, 2016
File No. 1-35498

Dear Mr. Conte:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Risk Factors, page 13
We are subject to governmental export and import controls…, page 21

1. You disclose throughout the Form 10-K that you do business in the Middle East and Africa. As you are aware, Syria, located in the Middle East, and Sudan, located in Africa, are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. The export control section of your website indicates that Splunk products may be transferred to Syria and Sudan with appropriate government license. Your Form 10-K does not provide disclosure about business relating to Syria or Sudan. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since our 2012 review of your company, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products, services or technology you have provided to Syria and Sudan, directly or indirectly, and any

agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director